Nexstar Broadcasting Group, Inc.

5215 N. O’Connor Blvd., Suite 1400

Irving, TX 75039

January 12, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Melissa Hauber

Re:	Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
Form 10-Q for Quarterly Period Ended September 30, 2008 (File No. 0-50478)

Dear Ms. Hauber:

On behalf of Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), I am responding to your letter dated December 24, 2008, relating to the above-referenced filings.

I understand that you had a conversation today with Christian Nagler of Kirkland & Ellis LLP regarding the timing of our response to your letter and that you agreed to extend the deadline for such response until Friday, January 16, 2009. This letter confirms that we have received your letter and are in the process of formally responding. We expect to send you a formal response no later than Friday, January 16, 2009.

Should you have any questions, please feel free to contact me at (972) 373-8800.

Sincerely,

/s/ Matthew E. Devine
Matthew E. Devine

cc: Christian O. Nagler, Kirkland & Ellis LLP